Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-223022

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 1 DATED NOVEMBER 15, 2021
TO THE PROSPECTUS DATED MAY 4, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated November 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement is to disclose:

•an update on our investment portfolio;
•the transaction price for each class of our common stock as of December 1, 2021;
•the calculation of our October 31, 2021 net asset value (“NAV”) per share for each share class;
•an update on our current public offering;
•an increase in the size of our board of directors and the appointment of a new director;
•an amendment to our valuation guidelines; and
•the amendment and restatement of our distribution reinvestment plan.

Portfolio Updates for the Month Ending October 31, 2021
NAV per share increased month-over-month largely due to modest valuation increases on certain multifamily properties, where we continue to see accelerated rent growth and consistent investor demand for the sector. The portfolio consists of 80% in real property, 15% in real estate-related debt and the remainder in cash and cash equivalents. Our real property investments are split between multifamily (73%) and office (27%). The company’s leverage ratio stands at 45%.
December 1, 2021 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of December 1, 2021 (and repurchases as of November 30, 2021) is as follows:

Transaction Price (per share)
Class S	$11.8843
Class I	$11.9793
Class T	$11.9793
Class D	$11.9793

The transaction price for each of our share classes is equal to such class’s NAV per share as of October 31, 2021. A detailed calculation of the NAV per share is set forth below.

As of October 31, 2021, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of October 31, 2021 before assessing stockholder servicing fees. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

October 31, 2021 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. We generally use our prior month’s NAV per share for the purposes of establishing a price for shares sold in our public offering, as well as establishing a repurchase price for our share repurchase program. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at 833-625-7348. The December 1, 2021 transaction price is being determined based on our NAV as of October 31, 2021. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. The Adviser’s determination of our monthly NAV per share is based in part on annual appraisals of each of our properties by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and monthly update appraisals by our independent valuation advisor (where an independent third-party appraisal firm does not provide an appraisal) in accordance with valuation guidelines approved by our board of directors. Our investments in traded real estate securities are valued monthly by the Adviser using quotations from third party pricing vendors. Our independent valuation advisor prepares monthly appraisals of our real estate-related debt investments and property-level debt liabilities.
The following table provides a breakdown of the major components of our total NAV as of October 31, 2021:

Components of NAV	October 31, 2021
Investments in real properties	$477,970,550
Investments in real estate-related securities	92,554,068
Cash and cash equivalents	24,356,980
Restricted cash	4,830,980
Other assets	6,045,227
Debt obligations	(282,881,384)
Accrued performance fee(1)	(5,163,958)
Accrued stockholder servicing fees(2)	(164,795)
Management fee payable	(484,751)
Dividend payable	(980,492)
Subscriptions received in advance	—
Other liabilities	(6,863,786)
Non-controlling interests in joint ventures	(22,329,570)
Net asset value	$286,889,069
Number of shares outstanding	24,115,726

(1)	Represents the performance fee for the period ended October 31, 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principals generally accepted in the United States of America ("GAAP"), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of October 31, 2021, we have accrued under GAAP approximately $14.5 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share by share class as of October 31, 2021:

NAV Per Share	Class S Shares	Class I Shares	Class C Shares	Class T Shares	Class D Shares	Total
Net asset value	$236,102,805	$33,932,629	$16,853,635	$—	$—	$286,889,069
Number of shares outstanding	19,866,735	2,832,606	1,416,385	—	—	24,115,726
NAV per share as of October 31, 2021	$11.8843	$11.9793	$11.8990	$—	$—

As of October 31, 2021, we had not sold any Class T shares or Class D shares.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the October 31, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.19%	4.83%
Office	7.73%	6.48%

These assumptions are determined by the Adviser and reviewed by our independent valuation adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	1.99%	1.83%
(weighted average)	0.25% increase	(1.99)%	(1.91)%
Exit Capitalization Rate	0.25% decrease	3.68%	2.52%
(weighted average)	0.25% increase	(3.13)%	(2.44)%

The following table provides a breakdown of the major components of our total NAV as of September 30, 2021:

Components of NAV	September 30, 2021
Investments in real properties	$475,599,071
Investments in real estate-related securities	95,202,806
Cash and cash equivalents	18,275,717
Restricted cash	5,535,629
Other assets	5,708,955
Debt obligations	(282,976,143)
Accrued performance fee(1)	(4,947,892)
Accrued stockholder servicing fees(2)	(146,992)
Management fee payable	(448,644)
Dividend payable	(903,005)
Subscriptions received in advance	—
Other liabilities	(7,043,026)
Non-controlling interests in joint ventures	(21,836,380)
Net asset value	$282,020,096
Number of shares outstanding	23,720,559

(1)	Represents the performance fee for the period ended September 30, 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers. As of September 30, 2021, we have accrued under GAAP approximately $14.4 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share by share class as of September 30, 2021:

NAV Per Share	Class S Shares	Class I Shares	Class C Shares	Class T Shares	Class D Shares	Total
Net asset value	$232,259,266	$33,417,032	$16,343,798	$—	$—	$282,020,096
Number of shares outstanding	19,555,095	2,792,111	1,373,353	—	—	23,720,559
NAV per share as of September 30, 2021	$11.8772	$11.9684	$11.9007	$—	$—

As of September 30, 2021, we had not sold any Class T shares or Class D shares.
Status of Our Current Public Offering

We are offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan.

As of the date hereof, we have not issued or sold any shares in our follow-on public offering. Our initial public offering terminated on November 2, 2021, at which time we had issued and sold in such initial public offering (i) 21,309,894 shares of our common stock, net of repurchases, (consisting of 19,560,817 Class S shares and 1,749,077 Class I shares; no Class T or Class D shares were issued or sold as of such date) in the primary offering for total net proceeds of $220,613,114 and (ii) 581,189 shares of our common stock (consisting of 546,130 Class S shares and 35,059 Class I shares; no Class T or Class D shares were issued or sold as of such date) pursuant to our distribution reinvestment plan for a total value of $6,137,605.

Increase in Size of Our Board of Directors and Appointment of New Director
On November 11, 2021, our board of directors approved an increase in the number of directors by one to a total of seven directors and appointed Robert L. Stelzl to fill the newly created vacancy, effective immediately. Our board of directors determined that Mr. Stelzl qualifies as an independent director, appointed him as a member of the Audit Committee and designated him as an “audit committee financial expert” as defined by the SEC.
The following updates the section of the Prospectus titled "Management—Directors and Executive Officers":

Name	Age	Position
Robert L. Stelzl...............................	75	Independent Director
Robert L. Stelzl has served as one of our independent directors since November 2021. Mr. Stelzl has served as a member of the board of directors of Brookfield DTLA Fund Office Trust Investor, Inc. (NYSE: DTLA-P) since 2014. In addition, Mr. Stelzl has been a member of the board of trustees of VanEck Funds since 2007 and the chair of its governance committee since 2017. Mr. Stelzl is a private real estate investor and investment manager. In 2003, he retired from Colony Capital, LLC, a global real estate private equity investor, after 14 years as a principal and member of the Investment Committee. Mr. Stelzl holds a M.B.A. from the Harvard Business School, and a B.A. in Architecture from Rice University. Mr. Stelzl is a valuable member of our board of directors because of his experience of over 35 years in commercial real estate.

Amendments to Valuation Guidelines
In the section of the Prospectus entitled “Net Asset Valuation Calculation and Valuation Guidelines,” the second paragraph under the sub-heading “—Valuation of Investments—Consolidated Properties” is replaced with the following:
Each property will then be appraised monthly by the Independent Valuation Advisor and annually by a third-party appraiser thereafter. Annual appraisals completed by the independent third-party appraisal firm will be conducted on a rotating basis with approximately one quarter of the Company’s properties being appraised each quarter. Each month thereafter the Independent Valuation Advisor will appraise the Company’s properties that are not being appraised by an independent third-party appraisal firm. Such appraisals will be based on the then most recent appraisals provided by either the Independent Valuation Advisor or an independent third-party appraisal firm, current market data and other relevant information. Although monthly update appraisals of each of the Company’s real properties will be determined by the Independent Valuation Advisor, such appraisals are based on asset and portfolio level information provided by the Adviser and, with respect to the certain properties (the “Oaktree Option Investments”), Oaktree Fund Advisors, LLC (the “Sub-Adviser”), including historical operating revenues and expenses of the properties, lease agreements on the properties, budgeted revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real estate property, which information will be reviewed and professional skepticism applied as to its reasonableness but will not be independently verified by the Independent Valuation Advisor. Properties purchased as a portfolio may be appraised as a single asset and will exclude any portfolio discounts or premiums. Each third-party appraisal is performed in accordance with the Uniform Standards of Professional Appraisal Practice and reviewed by the Independent Valuation Advisor for reasonableness. Upon conclusion of the appraisal, the independent third-party appraisal firm prepares a written report with an estimated fair value of the property. Each third-party appraisal must be reviewed, approved and signed by an individual with the professional MAI designation of the Appraisal Institute. Each appraisal performed by the Independent Valuation Advisor is performed in accordance with the Uniform Standards of Professional Appraisal Practice and reviewed by the Adviser and, with respect to the Oaktree Option Investments, the Sub-Adviser. Upon conclusion of the appraisal performed by the Independent Valuation Advisor, the Independent Valuation Advisor prepares a written report with an estimated fair value of the property. Each appraisal prepared by the Independent Valuation Advisor must be reviewed, approved and signed by an individual with the professional MAI designation of the Appraisal Institute. All property appraisals shall reflect the current fair value of the Company’s interest in each property consistent with the funds accounting policy (i.e. unit of account). The Company believes its policy of obtaining annual appraisals by independent third parties as well as having the Independent Valuation Advisor prepare updated appraisals at the end of each month will meaningfully enhance the accuracy of the Company’s NAV calculation. Any appraisal provided by an independent third-party appraisal firm will be performed in accordance with these Valuation Guidelines and will not be considered in the Company’s NAV calculation until the Independent Valuation Advisor has reviewed and confirmed the reasonableness of such appraisal. See “—International Properties” below for how the Company’s international properties are valued.
The following is hereby inserted as a new subsection in the section of the Prospectus entitled “Net Asset Valuation Calculation and Valuation Guidelines,” immediately following the subsection entitled “—Valuation of Investments—Consolidated Properties”:
International Properties
While the Company’s international properties are generally valued in accordance with the procedures set forth in “—Consolidated Properties” above, the process is adjusted as follows. The Company’s international properties receive annual appraisals by an independent third-party appraisal firm. Each month thereafter the independent third-party appraisal firm provides updated appraisals of the Company’s international properties based on current market data and other relevant information. Each appraisal by an independent third-party appraisal firm will be reviewed by the Independent Valuation Advisor as to its reasonableness. For our international properties, each third-party appraisal is performed by a certified expert for real estate valuations.

Amendment and Restatement of Distribution Reinvestment Plan
Appendix B of the Prospectus is deleted in its entirety and replaced with the Distribution Reinvestment Plan attached to this Supplement as Appendix A.
On November 11, 2021, our board of directors approved an amendment and restatement of our distribution reinvestment plan that, among other changes, allows stockholders who purchase shares of common stock pursuant to a private placement to elect to participate in the distribution reinvestment plan. The amendments to the distribution reinvestment plan will be effective immediately.

APPENDIX A
DISTRIBUTION REINVESTMENT PLAN
This Distribution Reinvestment Plan (the “Plan”) is adopted by Brookfield Real Estate Income Trust Inc. (the “Company”) pursuant to its Articles of Amendment and Restatement (as amended, restated or otherwise modified from time to time, the “Charter”). Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.
1. Distribution Reinvestment. As agent for the stockholders (the “Stockholders”) of the Company who purchase shares of the Company’s common stock (collectively the “Shares”) pursuant to (i) the Company’s continuous public offering (the “Public Offering”), (ii) the private offering of Class E shares of the Company’s common stock pursuant to an applicable exemption from registration under the Securities Act (the “Class E Private Offering”), or (iii) any future public offering of Shares by the Company (a “Future Public Offering”), and who do not opt out of participating in the Plan or who affirmatively elect to participate in the Plan, as applicable (as set forth in Section 3 below) (the “Participants”), the Company will apply all dividends and other distributions declared and paid in respect of the Shares held by each Participant and attributable to the class of Shares held by such Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such Participant.
2. Effective Date. The effective date of this Plan shall be November 2, 2021.
3. Procedure for Participation. Any Stockholder who has (i) received a Prospectus and purchased Shares pursuant to the Public Offering (unless such Stockholder is a resident of Alabama, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Texas, Vermont or Washington or is a client of a participating broker-dealer that does not permit automatic enrollment in the Plan), or (ii) purchased Shares pursuant to the Class E Private Offering, will automatically become a Participant unless they elect not to become a Participant by noting such election on their subscription agreement. Any Stockholder who has received a Prospectus and purchased Shares pursuant to the Public Offering and who is a resident of Alabama, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Texas, Vermont or Washington or is a client of a participating broker-dealer that does not permit automatic enrollment in the Plan will become a Participant only if they elect to become a Participant by noting such election on their subscription agreement. If any Stockholder initially elects not to be a Participant, they may later become a Participant by subsequently completing and executing an enrollment form or any appropriate authorization form as may be available from the Company, the Company’s transfer agent, the dealer manager for the Public Offering or any soliciting dealer participating in the distribution of Shares for the Public Offering. Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Distributions are paid by the Company.
4. Suitability. Each Participant is requested to promptly notify the Company in writing if the Participant experiences a material change in his or her financial condition, including the failure to meet the income, net worth, investment concentration, status as an “accredited investor” as defined by Regulation D of the Securities Act (solely with respect to purchasers in the Class E Private Offering), or other investment suitability standards imposed by such Participant’s state of residence or the Company and set forth in the Company’s most recent Prospectus or the private placement memorandum with respect to the Class E Private Offering, as applicable. For the avoidance of doubt, this request in no way shifts to the Participant the responsibility of the Company’s sponsor, or any other person selling Shares on behalf of the Company to the Participant, to make every reasonable effort to determine that the purchase of Shares by stockholders who purchased Shares in the Public Offering is a suitable and appropriate investment based on information provided by such Participant.
5. Purchase of Shares.
A. Participants will acquire Shares from the Company (including Shares purchased by the Company for the Plan in a secondary market (if available) or on a stock exchange (if listed)) under the Plan at a price equal to the

NAV per Share applicable to the class of Shares held by the Participant on the date that the Distribution is payable (calculated as of the most recent month end). No upfront selling commissions will be payable with respect to Shares purchased pursuant to the Plan. Participants in the Plan may purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Shares and such Participant’s participation in the Plan will be terminated to the extent that a reinvestment of such Participant’s Distributions in Shares would cause the percentage ownership or other limitations contained in the Charter to be violated.
B. Shares to be distributed by the Company in connection with the Plan may (but are not required to) be supplied from: (i) the Shares registered with the SEC in connection with the Public Offering, (ii) Class E shares issued by the Company pursuant to an applicable exemption from registration under the Securities Act, or (iii) Shares to be registered with the SEC in a Future Public Offering for use in the Plan.
6. Taxes. THE REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY THAT MAY BE PAYABLE IN RESPECT OF THE DISTRIBUTIONS. INFORMATION REGARDING POTENTIAL TAX INCOME LIABILITY OF PARTICIPANTS MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE SEC.
7. Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding Shares.
8. Reports. On a quarterly basis, the Company shall provide each Participant a statement of account describing, as to such Participant: (i) the Distributions reinvested during the quarter; (ii) the number and class of Shares purchased pursuant to the Plan during the quarter; (iii) the per share purchase price for such Shares; and (iv) the total number of Shares purchased on behalf of the Participant under the Plan. On an annual basis, tax information with respect to income earned on Shares under the Plan for the calendar year will be provided to each applicable participant.
9. Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering 10 days’ prior written notice to the Company. This notice must be received by the Company prior to the last day of a month in order for a Participant’s termination to be effective for such month (i.e., a timely termination notice will be effective as of the last day of a month in which it is timely received and will not affect participation in the Plan for any prior month). Any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. If a Participant requests that the Company repurchase all or any portion of the Participant’s Shares, the Participant’s participation in the Plan with respect to the Participant’s Shares for which repurchase was requested but that were not repurchased will be terminated. If a Participant terminates Plan participation, the Company may, at its option, ensure that the terminating Participant’s account will reflect the whole number of Shares in such Participant’s account and provide a check for the cash value of any fractional Share in such account. Upon termination of Plan participation for any reason, future Distributions will be distributed to the Stockholder in cash.
10. Amendment, Suspension or Termination by the Company. The Board of Directors may by majority vote amend any aspect of the Plan; provided that the Plan cannot be amended to eliminate a Participant’s right to terminate participation in the Plan and that notice of any material amendment must be provided to Participants at least 10 days prior to the effective date of that amendment. The Board of Directors may by majority vote suspend or terminate the Plan for any reason upon 10 days’ written notice to the Participants.
11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (i) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to timely receipt of notice in writing of such death or (ii) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act, or the securities laws of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.